Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS NOVEMBER SALES

HOUSTON, TX, December 3, 2009 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week November period ended November 28, 2009 decreased 11.3% to $110 million from $124 million in the prior year four week period ended November 29, 2008. Comparable store sales decreased 12.5% this year versus a decrease of 8.0% last year.

Accessories, cosmetics, dresses, footwear, intimates, juniors, misses sportswear, petites and plus sizes had comparable store sales in November that beat the Company average. Geographically, the Midwest and Mid-Atlantic were the Company's best performing regions, while the South Central region, which is comprised of Texas, Louisiana, Oklahoma and Arkansas, was the weakest.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease) 2009	2008	Total Sales ($ in Millions) 2009	2008
1st Quarter	(9.0)%	(5.4)%	$333	$353
2nd Quarter	(10.7)	(1.4)	342	373
3rd Quarter	(5.4)	(10.3)	325	334
November	(12.5)	(8.0)	110	124
Year-To-Date (10 Mos)	(8.9)	(5.9)	1,110	1,184

Andy Hall, President and Chief Executive Officer, commented, "We believe our November results are representative of a challenging economy and a consumer that remains measured in her spending. She did show us on Black Friday that when incentivized she will shop, as we had an increase in comparable store sales on that day.

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Our inventory is well controlled and we are well positioned to provide our customers the value they seek throughout the remainder of the holiday shopping period."

<u>Store Activity</u>
During November, the Company completed its store opening program for 2009 with the opening of a new Goody's store in Bartlesville, OK. The Company opened a total of 27 new stores during the year and plans to open a similar number of stores in 2010.

<u>About Stage Stores</u>
Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 759 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at <u>www.stagestores.com</u>.

<u>Caution Concerning Forward-Looking Statements</u>
This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company expects to open in 2010. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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